UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: September 6, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	2011 Interim Report dated August 24, 2011.
99.2	Announcement dated September 4, 2011.
99.3	Press release dated September 4, 2011, entitled “SOA Announced its Decisions on PL19-3 Oil Spill Incident”.

Exhibit 99.1

CONTENTS

2	CHAIRMAN’S STATEMENT

4	CEO’S STATEMENT

8	KEY FIGURES

9	INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

11	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

12	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

14	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

42	REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

44	OTHER INFORMATION

CHAIRMAN’S STATEMENT

Dear Shareholders,

More than half of 2011 have passed when you read this statement, and I have assumed the new position as chairman of CNOOC Limited for more than four months. Here, I would like to share with you my perception on CNOOC Limited and my thoughts on its future development.

Having benefited from the joint efforts of the board, the management and the entire staff over the past years, CNOOC Limited has become a highly recognized company in the market. During the past four months, I became increasingly aware that the Company not only possesses an ample resource base in offshore China and internationally distributed resources, but more importantly, the Company also has established a set of good corporate governance practices, a management team with strong execution capability, and a diligent workforce. These are the sources of my confidence on the future development of the Company.

The Company’s 2011 interim results have further enhanced my confidence in the Company.

In the first half of 2011, the Company steadily developed each of its business segments, of which encouraging results of oil and gas production and financial performance were recorded. Our total net oil and gas production reached 168.7 million barrels-of-oil-equivalent (“BOE”), representing a 12.9% year-on-year increase. Meanwhile, benefiting from higher international oil prices and outstanding cost control measures, the Company achieved net profit of RMB39.34 billion, representing a significant increase of 51.4% year on year. During the same period, basic earnings per share of the Company reached RMB0.88. The board of directors of the Company has declared an interim dividend of HK$0.25 (tax inclusive) for 2011 in order to share these excellent results with our shareholders.

We are of course not complacent with such accomplishments. In motivating people to make further progress, Chinese people use the saying: “To move a step further from the top of a 100-foot pole”. To CNOOC Limited, after the celebration of 10 years’ continuous production growth and the crowning of the “Energy Company of the Year 2010” by Platts Global Energy Awards, I focus my thoughts on how to keep a clear mind on the past achievements and deal with the various difficulties and challenges that gradually begin to surface.

Currently, the United States sovereign credit rating for the first time was downgraded. The ripple effect of the financial crisis in Europe still prevails. The situation in the Middle East and North Africa continues to be unstable. The inflation rates of the emerging economies are standing at a high level. The trends of global economy are becoming increasingly uncertain and international oil prices are becoming increasingly volatile. Facing the more unstable macro environment and the enlarging size of our business operation, we must enhance our consciousness on crisis and responsibility, and be more innovative and initiative.

The resource-rich offshore China is our homeland where the Company has cultivated for many years, and will continue to be an important platform for our future development. Here, we have been able to maintain a good record of safe and environmentally friendly production since the listing of the Company 10 years ago. However, the Bohai Bay oil spill incident has rung the alarm to us: the safety and environmental risk is present at every moment, and the consciousness on crisis and responsibility is something we could never address enough. Both the market and the public have paid great attention to this incident, and I felt deeply sorry. We will further improve our management system and increase the awareness of safety and environmental protection among our staff, in order to avoid the recurrence of similar incidents in the future.

Recently, with the rapid production growth, our reserve life is gradually decreasing, which raised concerns among our shareholders. In the future, we’ll strive to discover more reserves in order to maintain the sustainable growth of the Company. Also, with our operation gradually extending to overseas, the Company is being exposed to more risks and challenges. We’ll work hard to apply our successful experience in offshore China into overseas operation and make it an important driving force of the Company’s future development.

For sustainable growth in the long run, whether it is an integrated oil company or an exploration and production company like CNOOC Limited, it will step into the area of unconventional energy that is characterized with higher technology and higher cost, such as ultra deepwater, coal bed methane, shale oil and gas, and oil sands. Lately, we have made several attempts in this area and have progressed smoothly. I strongly believe that this strategy is necessary for driving the Company’s long term growth.

In the future, we will continue to carry out the Company’s established strategies. While we pursue growth, we’ll attach more importance on its quality and return in order to fully elevate our value creation capability. We will be applying a more comprehensive spectrum to evaluate all kinds of risks, and a more cautious attitude towards the future development of the Company. We will also take a more modest mentality towards compliments, criticism and suggestions from outside.

Despite of many challenges that lie ahead, I firmly believe that, standing on the solid foundation that we have built over the years, and with the protection of various soundly established systems, the development path of the Company will be much steadier and our business operations will be more efficient. CNOOC Limited will be able to continue its growth story and make itself a model of sustainable growth within the industry.

WANG Yilin Chairman

Hong Kong, 24 August 2011

CEO’S STATEMENT

Dear Shareholders,

In the CEO’s Statement of our 2010 Annual Report, I presented to you the management’s perceptions and resolutions on the development of the Company that were “New Achievements, New Challenges, New Missions”. Achievements belong to the past, challenges need to be taken up, and missions are progressing step by step. Through such measures as “cost reduction and efficiency enhancement, streamlined management and production and reserve growth”, CNOOC Limited propelled its business steadily during the first half of 2011.

Having benefitted from stable production growth, higher realized prices and effective cost control, the Company has once again achieved encouraging results for the first half of 2011.

Managing Businesses for Sustainable Growth

In the first half of 2011, the Company enhanced its management and steadily steered its business towards established objectives.

During this period, the Company has overcome a number of challenges and achieved a net production of 168.7 million BOE, representing a 12.9% year-on-year increase. This is mainly attributable to: firstly, the new oilfields and development wells which continued to introduce new momentum to the Company’s production; secondly, production contributions from newly acquired projects since 2010; and thirdly, the composite decline rate of producing oil and gas fields which has remained low through comprehensive adjustment measures.

I am glad to see that the oil and gas production in offshore China has successfully maintained at a high level similar to that of the second half of last year with only a marginal decline of 2.8% in terms of daily production. The decline is mainly due to the suspension of production of Floating, Production, Storage and Offloading (FPSO) vessel “Haiyangshiyou 102”. With only one new project that came on stream in offshore China in the first half of the year, this was certainly not an easy task.

In the area of exploration, the Company has made 6 new discoveries. The first commercial discovery of Wushi 17-2 was made in Wushi Sag in the Western South China Sea. This new breakthrough is expected to make this region one of the Company’s new reserve growth areas in the future. In terms of rolling exploration, two new discoveries, Qinhuangdao 33-2 and Qinhuangdao 33-3 were made following the discovery of Qinhuangdao 33-1 South, in the Shijiutuo uplift area. The size of reserves discovered in this area has significantly increased over the last two years. It is expected to improve the reserve economics through regional development, which further demonstrated the potential of the Company’s traditional operation areas. In addition, a total of 18 appraisal wells were successful, which has further proved the size of the reserves on new discoveries that were made before.

The Company continued to make remarkable progress on merger and acquisition activities overseas. For the first half of the year, the Company has further extended its resource distribution in one of the most promising basins with oil and gas resources in East Africa, the Lake Albert Basin in Uganda, by acquiring a one-third interest held by Tullow Oil in each of blocks 1, 2 and 3A in Uganda. Through the acquisition of a 33.3% interest in Chesapeake’s Niobrara project, the Company also enhanced its presence in the shale oil and gas sector in the United States. In addition, the acquisition of OPTI Canada Inc. at a reasonable price has increased the Company’s resource base.

The resources of the unconventional oil and gas such as shale oil and gas and oil sands are very rich and are expected to become an important driving force of long term energy supply in the future. The oil industry is increasing its investments in this sector. We believe the cost of unconventional energy will come down and play a more important role in world energy supply following technology breakthrough in the future. The Company has recently put more stakes into this area which is expected to become an important resource base of the Company’s long term development.

Effective Cost Control Attributed to Considerable Return

For the first half of the year, international oil prices fluctuated sharply, although generally, it sustained at a high level. Having benefited from this, the Company’s average realized oil price reached US$108.16 per barrel, 40.8% higher than that of the same period last year. The Company’s average realized gas price was US$4.92/mcf, representing an increase of 15.5% year on year.

Due to the higher realized prices and stable growth in oil and gas production, the Company achieved oil and gas sales revenue of RMB97.03 billion, 45.0% higher than that of the same period last year. On the other hand, despite escalating prices of oilfield services and raw materials, the Company’s production cost has remained at a low level mainly attributed to cost savings and efficiency enhancement. The seasonality factor has also lowered the production cost. The Company’s operating expenses per barrel were US$7.00, representing a decrease of 3.8% as compared to the 2010 average of US$7.28. The Company recorded net profit of RMB39.34 billion, representing a significant increase of 51.4% year on year. Basic earnings per share of the Company were RMB0.88. The Company has maintained a strong profitability within the industry.

As the industry cost is likely to rise, the Company will be faced with pressure on cost increase. Nevertheless, the Company will implement all of its practicable and effective cost control measures to maintain its competitive position in the industry and elevate its value creation ability.

Promoting Environmental Protection and Achieving Harmonious Development

The Company always considers environmental protection, production safety and occupational health as important elements for the fulfillment of its social responsibilities, which are integrated with the Company’s sustainable development strategy.

The senior management members and entire staff have attached great importance to health, safety and environmental protection (“HSE”), and a good record has been kept since the establishment of the Company more than a decade ago. However, offshore oil exploration and production is characterized as a high risk industry, and the challenges on HSE always exist. The oil spill incident of Penglai 19-3, an oilfield in the Bohai Bay area and operated under a production sharing contract, posed HSE challenges to the Company. The Company initiated the emergency response system in a timely manner and actively supported ConocoPhillips China Inc., the operator of the Penglai 19-3 oilfield, to stop the spillage and carry out spilled oil collection and cleanup work.

This was quite a severe HSE accident in the Company’s history and has made certain impact to the marine environment. We all regret deeply on this. Being a responsible company, we will continue to urge and assist ConocoPhillips China Inc. to stop the spillage and complete the cleanup work in a timely manner and to minimize the impact to the marine environment.

We truly realized that the Company needs to constantly improve and enhance its HSE management along with its rapid development. The Company has once again carried out a thorough inspection on all offshore oil and gas operation facilities and continues to optimize the emergency response system in order to avoid the recurrence of similar incidents in the future.

Achieving Whole-Year Targets through Careful Planning

During the 2011 strategy preview early this year, I shared with the market that the year of 2011 would be a year of steady growth for the Company. As there are few new oil fields coming on stream, the primary objective of the Company is to lay a solid foundation for meeting the production target of 6-10% CAGR for the years from 2011 to 2015.

Due to the combination of the progress on acquisition project and the impact from the oil spill incident, we reset the Company’s annual production target to 331-341 million BOE.

For the second half of the year, on the basis of steady growth in operating results for the first half of the year, the Company will focus on the following:

•
to urge and assist ConocoPhillips China Inc. to stop the spillage and complete the cleanup in the field of Penglai 19-3, and to perform the inspection on the operation facilities of both independent and PSC oil and gas fields to ensure safe and environmentally friendly production;

•
to maintain the stable production of oil and gas fields, and to implement certain measures such as development wells and infill drillings, ensuring that the revised annual production targets can be achieved;

•	to manage the integration and management on overseas acquisition projects and ensure that the projects progress smoothly and the staff are positioned seamlessly;

•	to continue to focus on exploration work, especially the progress on deepwater exploration; and

•	to further improve cost control measures in order to maintain competitive advantage.

With the support of our shareholders and the board of directors led by our chairman, Mr. WANG Yilin, I firmly believe that the management team will adhere to a high professional integrity and quality and continue to leverage on the diligence and wisdom of our staff to achieve our annual targets.

YANG Hua Chief Executive Officer

Hong Kong, 24 August 2011

KEY FIGURES

	Six months ended 30 June
	2011	2010**

Net profit, million RMB	39,343	25,988
Basic earnings per share, RMB	0.88	0.58

Total oil and gas sales, million RMB	97,030	66,903
Total revenue, million RMB	124,568	82,413

Interim dividend per share, HK$(tax inclusive)	0.25	0.21

Net Production*
Oil, million barrels	133.2	120.4
Gas, billion cubic feet	208.2	168.6
Total, million BOE	168.7	149.4

*	Including our interest in equity-accounted investees, which is approximately 8.8 million BOE for the first half of 2011 and approximately 3.3 million BOE for the first half of 2010.

**	Due to the early adoption of the new IFRSs/HKFRSs, certain amounts have been restated.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2011
(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
		2011	2010
			(Unaudited
	Notes	(Unaudited)	and Restated)
REVENUE
Oil and gas sales	4	97,030	66,903
Marketing revenues	4	27,110	14,941
Other income		428	569

		124,568	82,413

EXPENSES
Operating expenses		(7,322)	(6,793)
Taxes other than income tax	7(ii)	(4,864)	(3,121)
Exploration expenses		(1,538)	(1,900)
Depreciation, depletion and amortisation		(13,950)	(12,385)
Special oil gain levy	5	(17,274)	(7,984)
Crude oil and product purchases	4	(27,026)	(14,830)
Selling and administrative expenses		(1,204)	(1,317)
Others		(603)	(323)

		(73,781)	(48,653)
PROFIT FROM OPERATING ACTIVITIES		50,787	33,760
Interest income		442	383
Finance costs	6	(566)	(414)
Exchange gains, net		294	481
Investment income		663	56
Share of profits of associates		177	110
Share of profits of a joint venture	2	317	65
Non-operating (expenses)/income, net		(38)	13

PROFIT BEFORE TAX		52,076	34,454
Income tax expense	7(i)	(12,733)	(8,466)

PROFIT FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		39,343	25,988

		Six months ended 30 June
		2011	2010
			(Unaudited
	Notes	(Unaudited)	and Restated)
OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(1,752)	(697)
Net gain on available-for-sale financial assets, net of tax	9	1,210	–
Share of other comprehensive income/(loss) of associates		10	(17)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX		(532)	(714)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
		38,811	25,274

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

Basic	8	RMB0.88	RMB0.58
Diluted	8	RMB0.88	RMB0.58

DIVIDEND
Interim dividend declared (tax inclusive)	17	9,287	8,183

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 June 2011
(All amounts expressed in millions of Renminbi)
		30 June	31 December
		2011	2010
			(Audited
	Notes	(Unaudited)	and Restated)
NON-CURRENT ASSETS
Property, plant and equipment	10	196,329	186,678
Intangible assets	11	1,143	1,148
Investments in associates		1,908	1,781
Investment in a joint venture	2	20,665	20,823
Available-for-sale financial assets		9,629	8,616

Total non-current assets		229,674	219,046

CURRENT ASSETS
Inventories and supplies		3,916	3,975
Trade receivables	12	22,278	19,680
Held-to-maturity financial assets		–	3,040
Available-for-sale financial assets		38,375	18,940
Other current assets		18,186	14,486
Time deposits with maturity over three months	13	26,976	11,976
Cash and cash equivalents		23,022	27,287

Total current assets		132,753	99,384

CURRENT LIABILITIES
Loans and borrowings	15	21,991	21,194
Trade and accrued payables	14	17,418	18,056
Other payables and accrued liabilities		19,705	18,124
Taxes payable		12,020	11,049

Total current liabilities		71,134	68,423

NET CURRENT ASSETS		61,619	30,961

TOTAL ASSETS LESS CURRENT LIABILITIES		291,293	250,007

NON-CURRENT LIABILITIES
Loans and borrowings	15	18,667	9,859
Provision for dismantlement		16,705	15,825
Deferred tax liabilities		7,159	6,841
Other non-current liabilities		3,368	1,716

Total non-current liabilities		45,899	34,241

NET ASSETS		245,394	215,766

EQUITY
Equity attributable to owners of the parent
Issued capital	16	949	949
Reserves		244,445	214,817

TOTAL EQUITY		245,394	215,766

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2011
(All amounts expressed in millions of Renminbi)

	Equity attributable to owners of the parent
		Share
		premium		Statutory
		and capital	Cumulative	and non-			Proposed
	Issued	redemption	translation	distributive	Other	Retained	final
	capital	reserve	reserve	reserves	reserves	earnings	dividend	Total
Balances at 1 January 2010	949	42,129	(10,865)	20,000	5,173	108,694	7,856	173,936
Profit for the period	–	–	–	–	–	25,988	–	25,988
Other comprehensive loss,
net of tax	–	–	(697)	–	(17)	–	–	(714)

Total comprehensive income	–	–	(697)	–	(17)	25,988	–	25,274
2009 final dividend	–	–	–	–	–	62	(7,856)	(7,794)
Equity-settled share option expenses	–	–	–	–	87	–	–	87
Appropriation and utilisation
of safety fund, net	–	–	–	–	(12)	12	–	–

Balances at 30 June 2010
(Unaudited)	949	42,129	(11,562)	20,000	5,231	134,756	–	191,503

Balances at 1 January 2011	949	42,129	(13,361)	20,000	10,972	145,656	9,421	215,766
Profit for the period	–	–	–	–	–	39,343	–	39,343
Other comprehensive loss,
net of tax	–	–	(1,752)	–	1,220	–	–	(532)

Total comprehensive income	–	–	(1,752)	–	1,220	39,343	–	38,811
2010 final dividend	–	–	–	–	–	134	(9,421)	(9,287)
Equity-settled share option expenses	–	–	–	–	103	–	–	103
Appropriation and utilisation
of safety fund, net	–	–	–	–	1	–	–	1

Balances at 30 June 2011
(Unaudited)	949	42,129	(15,113)	20,000	12,296	185,133	–	245,394

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2011
(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2011	2010
		(Unaudited
	(Unaudited)	and Restated)
Net cash generated from operating activities	50,534	37,932
Net cash used in investing activities	(56,360)	(29,777)
Net cash generated from financing activities	1,791	353

Net (decrease)/increase in cash and cash equivalents	(4,035)	8,508
Cash and cash equivalents at beginning of period	27,287	22,615
Effect of foreign exchange rate changes, net	(230)	206

Cash and cash equivalents at end of period	23,022	31,329

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2011
(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the six months ended 30 June 2011, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2011, the Company had direct or indirect interests in the following principal subsidiaries, jointly-controlled entities and associates:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC International Limited	British Virgin Islands 23 August 1999	US$2	100%	Investment holding
China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands 31 December 2010	US$1,000	100%	Bond issuance
Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC 1 March 2010	RMB1 billion	100%	Deepwater and low-grade oil and gas fields exploration, development, and oil and gas production, sales in the PRC
Malacca Petroleum Limited	Bermuda 2 November 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia
OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding
OOGC Malacca Limited	Bermuda 23 November 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia
CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities
CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Madura Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa
Jointly-controlled entities:
Husky Oil (Madura) Ltd. (“HOML”)**	British Virgin Islands 28 December 2005	No par value	40%	Petroleum exploration, development, production and sales in Indonesia
Chaoyang Petroleum (BVI) Limited	British Virgin Islands 4 February 2009	US$10	50%	Investment holding
Bridas Corporation	British Virgin Islands 15 September 1993	US$102,325,582	50%	Investment holding

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Associates***:
Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB1,415 million	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**	According to Amended and Restated Shareholder Agreement dated 13 January 2011, CNOOC Southeast Asia Limited decreased its equity interest in HOML from 50% to 40%.

***	Indirectly held through CNOOC China Limited.

The above table lists the subsidiaries, jointly-controlled entities and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2011 have been prepared in accordance with International Accounting Standards (“IAS”) 34 and Hong Kong Accounting Standards (“HKAS”) 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2010.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2010, except for the adoption of the following new Standards effective on 1 January 2011:

Mandatorily adopted as of 1 January 2011:

IAS 24/HKAS 24 (Revised) – Related Party Disclosures

IAS 24/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government. IAS 24/HKAS 24 (Revised) are effective for annual periods beginning on or after 1 January 2011. The adoption of IAS 24/HKAS 24 (Revised) does not have significant impact on the Group’s interim condensed consolidated financial statements.

Early adopted before the mandatory effective dates:

IFRS 10/HKFRS 10 – Consolidated Financial Statements

IFRS 10/HKFRS 10 replaces the portion of IAS 27/HKAS 27 that addresses the accounting for consolidated financial statements. It establishes a single control model that applies to all entities. It requires management to exercise significant judgement to determine which entities are controlled, and therefore are required to be consolidated by a parent.

The standard introduces a new definition on control under which control of investee requires an investor to possess all the following three elements: 1) the power over the investee; 2) the exposure or rights to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the investor’s returns.

IFRS 11/HKFRS 11 – Joint Arrangements

IFRS 11/HKFRS 11 replaces IAS 31/HKAS 31 Interests in Joint Ventures and Standing Interpretation Committee-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11/HKFRS 11 addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control. In determining the type of arrangements, IFRS 11/HKFRS 11 requires parties to the arrangement to assess: 1) the legal form of the separate vehicle; 2) the terms of the contractual arrangement; and 3) other facts and circumstances that give them right to the assets and obligations for the liabilities or right to the net assets of the vehicle. A joint arrangement that meets the definition of a joint venture must be accounted for using the equity method. For a joint operation, an entity recognises its assets, liabilities, revenues and expenses relating to its relative shares thereof.

IFRS 12/HKFRS 12 – Disclosure of Interests in Other Entities

IFRS 12/HKFRS 12 establishes the disclosure objectives for an entity to disclose information concerning its interest in a subsidiary, a joint arrangement, and associate or an unconsolidated structured entity. It also requires an entity to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, also in determining the type of joint arrangement in which it has an interest.

IAS 27/HKAS 27 (Revised) – Separate Financial Statements

Revisions are made resulting from the issuance of IFRS 10/HKFRS 10 and consolidated financial statements are now addressed by IFRS 10/HKFRS 10. Therefore, IAS 27/HKAS 27 are revised to only address separate financial statements, including how to prepare separate financial statements of an investor and what disclosures should be made in the separate financial statements.

IAS 28/HKAS 28 (Revised) – Investments in Associates and Joint Ventures

Revisions are made resulting from the issuance of IFRS 11/HKFRS 11. An entity applies IFRS 11/HKFRS 11 to determine the type of a joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity recognises an investment and accounts for it using the equity method.

Except for IAS 24/HKAS 24, all the other five new or revised standards are mandatorily effective for annual periods beginning on or after 1 January 2013 and should be applied in accordance with respective transition requirements. Early application is permitted so long as all of the five new or revised standards are applied early. The Group has adopted these five new or revised standards on 1 January 2011.

Impacts of adopting new accounting standards:

The adoption of IFRS 10/HKFRS 10, IAS 24/HKAS 24, IAS 27/HKAS 27 and IAS 28/HKAS 28 has no material impact on the accounting policies of the Group and has no material financial impacts on the Group’s interim condensed consolidated financial statements.

Summarized below are the significant assumptions and judgements adopted by the Company in determining the nature of its interest in another entity or arrangement and the type of joint arrangement in which it has an interest:

Subsidiaries

The Company directly or indirectly holds more than 50% of equity interest and substantive voting rights in all of its subsidiaries, giving it the power to direct the operating and financing activities that significantly affect the returns of the subsidiaries. Therefore, the Company controls the subsidiaries for the purpose of consolidation.

Associates

Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

Joint arrangements

Certain of the Group’s activities are conducted through joint arrangements.

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest. This evaluation applies to both the Group’s interests in production sharing arrangements and certain jointly-controlled entities.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Bridas Corporation is a separate legal entity that controls its own assets, earns its own income and incurs its own expenses and liabilities. The Group’s rights as a shareholder of Bridas Corporation are limited to dividends or distributions of the net assets of Bridas Corporation, rather than having direct rights to any operating assets, liabilities or production output. Accordingly, the Group has evaluated its interest in Bridas Corporation as an investment in joint venture under IFRS 11/HKFRS 11.

Prior to 2011, the Group’s interest in Bridas Corporation was accounted for as an investment in a jointly-controlled entity and was included in the consolidated financial statements in proportion to the Group’s interests in its income, expenses, assets and liabilities since the acquisition date in accordance with IAS 31/HKAS 31. Upon the adoption of IFRS 11/HKFRS 11, the Company changed the accounting for its investment in Bridas Corporation from proportionate consolidation to the equity method from the date of acquisition on 4 May 2010. The comparative period has been restated with the investments in Bridas Corporation being equity accounted since the date of acquisition. The effect on the consolidated statement of financial position as at 31 December 2010 and the consolidated statement of comprehensive income for the six-month period ended 30 June 2011 and 2010 are shown below.

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of financial position comparing the restated 2010 balances to the balances previously reported, and the 2011 recorded balances to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

	At 30 June	At 31 December
	2011	2010
Increase/(decrease)	(Unaudited)	(Audited)
Assets:
Property, plant and equipment	(25,104)	(25,653)
Intangible assets and goodwill	(1,831)	(1,874)
Investment in a joint venture	20,665	20,823
Other non-current assets	(13,085)	(1,523)
Trade receivables	(548)	(555)
Cash and cash equivalents	(863)	(12,284)
Other current assets	11,286	11,570

	(9,480)	(9,496)

Liabilities:
Loans and borrowings	(2,184)	(2,294)
Other non-current liabilities	(387)	(371)
Deferred tax liabilities	(5,995)	(6,281)
Trade payables	(538)	(494)
Other current liabilities	(376)	(56)

	(9,480)	(9,496)

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of comprehensive income comparing the restated 2010 amounts to the amounts previously reported, and the 2011 recorded amounts to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

	Six-month period ended 30 June
	2011	2010
	(Unaudited)	(Unaudited)
(Decrease) in revenue	(2,415)	(742)
Decrease in operating expenses	427	118
Decrease in taxes other than income tax	688	249
Decrease in depreciation, depletion and amortisation	703	257
Decrease in other expenses	148	31
Decrease in income tax expense	132	22
Increase in share of profits of a joint venture	317	65

Total increase in net profit	–	–

The adoption of IFRS 11/HKFRS 11 has no material impact on basic and diluted earnings per share for the six-month period ended 30 June 2011 and 2010.

Recognition of the Company’s interest in Bridas Corporation as at 31 December 2010:

At 31 December
2010
(Audited)
Assets:
Property, plant and equipment	25,653
Intangible assets and goodwill	1,874
Other non-current assets	1,523
Trade receivables	555
Cash and cash equivalents	12,284
Other current assets	118
Liabilities:
Loans and borrowings	(2,294)
Other non-current liabilities	(371)
Deferred tax liabilities	(6,281)
Trade payables	(494)
Other current liabilities	(11,744)

Investment in a joint venture	20,823

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, interim financial position or performance of the Group.

3.	ACQUISITIONS AND OTHER VENTURE

(i)
The Company and Bridas Energy Holdings Ltd. (“BEH”), through Bridas Corporation, entered into a share purchase agreement with BP PLC (“BP”) on 28 November 2010, pursuant to which Bridas Corporation will acquire a 60% equity interest in Pan American Energy LLC (“PAE”) from BP for a consideration of approximately US$7.06 billion. The acquisition excludes PAE’s assets in Bolivia.

CNOOC International Limited (“CNOOC International”) and BEH have agreed to contribute an aggregate amount of approximately US$4.94 billion to Bridas Corporation, to finance 70% of the consideration of the acquisition. The contribution will be made in equal amounts, i.e. approximately US$2.47 billion, by each of CNOOC International and BEH. The remaining 30% of the consideration, or approximately US$2.12 billion, will be satisfied by third party loans to be arranged by Bridas Corporation and/or additional contributions from CNOOC International and BEH.

Completion of the acquisition is conditional on, amongst others, all necessary governmental and regulatory approvals.

(ii)
On 29 January 2011, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation to purchase a 33.3% undivided interest in the Denver-Julesburg (DJ) and Powder River Basins in northeast Colorado and southeast Wyoming with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid. The deal was closed on 11 February 2011.

(iii)
On 29 March 2011, CNOOC Uganda Limited, a wholly-owned subsidiary of CNOOC International, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operation Pty. Limited, wholly-owned subsidiaries of Tullow Oil Plc., to acquire a 33.3333% working interest in Uganda block 1, 2 and 3A (the “Assets”) respectively, for an initial cash consideration of US$1.467 billion. Final consideration is subject to adjustments on actual cash expenditure of the Assets before the completion of the transaction. The closing of the transaction is subject to obtaining all governmental and regulatory approvals, permissions and consents among other terms and conditions.

4.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of comprehensive income.

5.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for enterprise income tax purposes and is calculated based on the actual volume of the crude oil entitled.

6.	FINANCE COSTS

Accretion expenses of approximately RMB421 million (six months ended 30 June 2010: approximately RMB304 million) relating to the provision for dismantlement liabilities has been recognised in the interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2011.

7.	TAX

(i)
Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2010: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC enterprise income tax starting from 1 January 2008.

The Company is regarded as a Chinese resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC enterprise income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to enterprise income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

(ii)	Other taxes The Company’s PRC subsidiaries pay the following other taxes:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax; and

–	Educational surcharge at the rate of 3% on the actual paid production taxes and business tax.

In addition, other taxes paid and payable for the Company’s non-PRC subsidiaries and jointly-controlled entities include gross production assessments, duties and export tariffs as well as taxes levied on petroleum related income, profit, budgeted operating and capital expenditures.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2011	2010
		(Unaudited
	(Unaudited)	and Restated)
Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	RMB39,343 million	RMB25,988 million

Number of shares:
Number of ordinary shares issued at
the beginning of the period	44,669,199,984	44,669,199,984
Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,669,199,984	44,669,199,984
Effect of dilutive potential ordinary shares under
the share option schemes	220,916,382	144,031,917

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,890,116,366	44,813,231,901

Earnings per share – Basic	RMB0.88	RMB0.58

– Diluted	RMB0.88	RMB0.58

9.	NET GAIN ON AVAILABLE-FOR-SALE FINANCIAL ASSETS, NET OF TAX

	Six months ended 30 June
	2011	2010
	(Unaudited)	(Unaudited)
Available-for-sale financial assets:
Net gain arising during the period	1,870	56
Less: Reclassification adjustment for net
gain included in the investment income	(660)	(56)

	1,210	–

10.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2011, additions to the Group’s property, plant and equipment, including the property, plant and equipment acquired in acquisitions, amounted to approximately RMB25,044 million (six months ended 30 June 2010: approximately RMB17,336 million, unaudited and restated).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB456 million (six months ended 30 June 2010: approximately RMB199 million) in respect of interest capitalised in property, plant and equipment.

11.	INTANGIBLE ASSETS

The intangible assets of the Company comprise software, gas processing rights of the NWS Project and land-use rights. The computer software and land-use rights are amortised over their respective useful lives on the straight-line basis. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas using the unit-of-production method.

12.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas, except for new customers, where payment in advance is normally required. Trade receivables are non-interest-bearing.

As at 30 June 2011 and 31 December 2010, substantially all the trade receivables were aged within 30 days.

13	TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

Included in the time deposit is a deposit of RMB12.0 billion placed by CNOOC China Limited, a wholly-owned subsidiary of the Company, with the Bank of China to secure loans of US$1.77 billion (note 15) granted by the Bank of China.

14.	TRADE AND ACCRUED PAYABLES

As at 30 June 2011 and 31 December 2010, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

15.	LOANS AND BORROWINGS

Current

		30 June 2011			31 December 2010
	Effective interest	(Unaudited)			(Audited and Restated)
	rate and final	Bank	Notes/		Bank	Notes/
	maturity	loan	Bonds	Total	loan	Bonds	Total
Short-term loans and borrowings
General loan (note 13)	LIBOR+0.7% to 1.3%	15,985	–	15,985	16,358	–	16,358
	per annum with maturity
	within one year
		15,985	–	15,985	16,358	–	16,358

Loans and borrowings
due within one year
For Tangguh LNG Project****	LIBOR+0.23% to 0.38%	194	–	194	184	–	184
	per annum with maturity
	within one year

For Nigeria OML130 Project	LIBOR+4% per annum	2,580	–	2,580	4,652	–	4,652
	with maturity
	within one year
Finance (2002)*		–	3,232	3,232	–	–	–

		2,774	3,232	6,006	4,836	–	4,836

		18,759	3,232	21,991	21,194	–	21,194

Non-current

		30 June 2011			31 December 2010
	Effective interest	(Unaudited)			(Audited and Restated)
	rate and final	Bank	Notes/		Bank	Notes/
	maturity	loan	Bonds	Total	loan	Bonds	Total
For Tangguh LNG Project****	LIBOR+0.23% to 0.38%	2,742	–	2,742	2,911	–	2,911
	per annum with
	maturity through 2021
For Nigeria OML130 Project	LIBOR+4% per annum	–	–	–	387	–	387
	with maturity
	through 2015
Finance (2002)*		–	–	–	–	3,305	3,305
Finance (2003)**		–	3,184	3,184	–	3,256	3,256
Finance (2011)***		–	12,741	12,741	–	–	–

		2,742	15,925	18,667	3,298	6,561	9,859

As at 30 June 2011, except for general loans of US$1.77 billion secured by time deposits (note 13), all the bank loans of the Group were unsecured. None of the outstanding borrowings was guaranteed by CNOOC.

*
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 was issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

**
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

****
In connection with the Tangguh LNG Project in Indonesia, the Company delivered, in favour of Mizuho Corporate Bank, Ltd., a guarantee over the payment obligations of the trustee borrower under the loan agreement dated 29 October 2007. Together with the guarantee over the payment obligations of the trustee borrower under the loan agreement dated 31 July 2006, the total maximum guarantee cap to the Company is US$652,750,000.

There is no default of principal, interest or redemption terms of the loans and borrowings during the period.

16.	ISSUED CAPITAL

			Issued
	Number	Share	share capital
Shares	of shares	capital	equivalent of
		HK$ million	RMB million
Authorised:
Ordinary shares of HK$0.02 each as at 30 June 2011 and 31 December 2010	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2010	44,669,199,984	893	949

As at 31 December 2010 (audited)	44,669,199,984	893	949

As at 30 June 2011 (unaudited)	44,669,199,984	893	949

17.	DIVIDEND

On 24 August 2011, the board of Directors (the “Board”) declared an interim dividend of HK$0.25 (tax inclusive)per share (six months ended 30 June 2010: HK$0.21 (tax inclusive) per share), totalling approximately HK$11,167 million (tax inclusive) (equivalent to approximately RMB9,287 million (tax inclusive)) (six months ended 30 June 2010: approximately RMB8,183 million (tax inclusive)), based on the number of issued shares as at 30 June 2011.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold enterprise income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members at relevant record date and who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company distributes the dividend after deducting enterprise income tax of 10%. The Company does not withhold or pay individual income tax in respect of dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at relevant record date.

18.	SHARE OPTION SCHEMES

The Company has adopted the following four share option schemes:

(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

(ii)	2001 Share Option Scheme (as defined in the Other Information section);

(iii)	2002 Share Option Scheme (as defined in the Other Information section); and

(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in these interim condensed consolidated financial statements.

During the six months ended 30 June 2011, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
		average
	Number of	exercise
	share options	price
		HK$
Outstanding as at 1 January 2011	474,054,900	9.14
Granted during the period	–	–
Exercised during the period	–	–
Forfeited during the period	(12,929,000)	5.71

Outstanding as at 30 June 2011	461,125,900	9.24

Exercisable as at 30 June 2011	365,940,000	8.56

No share options had been cancelled during the six months ended 30 June 2011.

Other than those disclosed in these interim condensed consolidated financial statements, no right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2011.

The weighted average fair value of all options granted under the above four share option schemes at the respective dates of grants was HK$2.28 per share. The weighted average exercise price of the total share options granted by the Company was HK$7.88 per share.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

19.	RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions.

The Group is controlled by the Chinese government and had transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government. Exemption from disclosure requirements under IAS 24/HKAS 24 is applied.

25% of the Group’s revenue in the six-month period ended 30 June 2011 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China Petroleum and Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business.

The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2010 for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 24 November 2010. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and in paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC and/or its associates to the Group as described above, on the basis of the above pricing principle, such service must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

	Six months ended 30 June
	2011	2010
	(Unaudited)	(Unaudited)
Provision of exploration and support services	3,024	2,690
– Inclusive of amount capitalised under property, plant and equipment	1,860	1,345
Provision of oil and gas development and support services	3,165	6,274
Provision of oil and gas production and support services (Note a)	2,661	2,027
Provision of marketing, management and ancillary services (Note b)	236	284
FPSO vessel leases (Note c)	641	691

	9,727	11,966

(ii)
Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2011 and 2010.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	Six months ended 30 June
	2011	2010
	(Unaudited)	(Unaudited)
Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (Note d)	66,627	41,688

Long term sales of natural gas and liquefied natural gas (Note e)	2,925	1,923

	69,552	43,611

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Six months ended 30 June
	2011	2010
	(Unaudited)	(Unaudited)
Interest income from deposits in CNOOC Finance (Note f)	40	45

(b)	Deposits made by the Group

	30 June	31 December
	2011	2010
	(Unaudited)	(Audited)
Deposits in CNOOC Finance (Note f)	9,038	7,872

(v)	Balances with CNOOC and/or its associates and joint venture

	30 June	31 December
	2011	2010
		(Audited
	(Unaudited)	and Restated)
Amount due to CNOOC
– included in other payables and accrued liabilities	74	307
Amounts due to other related parties
– included in trade and accrued payables	5,729	8,328

	5,803	8,635

Amounts due from other related parties
– included in trade receivables	11,969	9,369
– included in other current assets	178	179

	12,147	9,548

Amounts due from a joint venture
– included in other current assets	11,421	11,688

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC and/or its associates. Individual sales contracts were entered into from time to time between the Group and CNOOC and/or its associates.

e)	It is market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 20 August 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the period.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

20.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments As at 30 June 2011, the following capital commitments are principally for the construction and purchases of property, plant and equipment:

	30 June	31 December
	2011	2010
	(Unaudited)	(Audited)
Contracted, but not provided for*	9,696	9,621
Authorised, but not contracted for	93,160	46,125

*	The amount includes the estimated payments with respect to the Group’s exploration and production licenses to the Ministry of Land and Resources of the PRC for the next five years.

The capital commitments include the commitment of joint venture but do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 3 and note 22.

As at 30 June 2011, the Group had unutilised banking facilities amounted to approximately RMB176 billion (31 December 2010: approximately RMB179 billion).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one month to five years.

As at 30 June 2011, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2011	2010
	(Unaudited)	(Audited)
Commitments due:
Within one year	151	121
In the first to second years, inclusive	22	52
After the second but before the fifth years, inclusive	20	23

	193	196

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for terms ranging from six to ten years. The rent of certain FPSO vessel leasing arrangements contains fixed rent at market prices and contingent rent determined on the production quantity from relevant field and a fixed fee rate.

As at 30 June 2011, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2011	2010
	(Unaudited)	(Audited)
Commitments due:
Within one year	671	703
In the first to second years, inclusive	498	547
After the second but before the fifth years, inclusive	575	746
After the fifth year	399	485

	2,143	2,481

(iii)	Contingent liabilities

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) with Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court. In March 2011, the Nigerian Federal High Court delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for OML130 Transaction. However, the judgement might be appealed by counterparties to the Higher Court. After the assessment of the Company’s management, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from 1 January 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income. In 2011, the Company approved the transfer of the interest-free intercompany loans to share capital account of CNOOC International, in order to reduce the future tax exposure arising from any deemed interest income for the intercompany loans.

(c)
ConocoPhillips China Inc. (“COPC”), the Operator of Penglai (PL) 19-3 field, informed the Company on 13 July 2011 that, COPC had suspended the production of Platforms B and C of PL19-3 field immediately upon and according to requirements of State Oceanic Administration of People’s Republic of China (“SOA”). As the non-operator, the Company, in accordance with the provisions set up in related contract and agreement and upon the request of COPC, has been actively mobilising the resources and assisting COPC in completing the clean-up work as quickly as possible and endeavoring to reduce the impact of the oil spill incidents on the marine environment. According to SOA’s requirement, the Company also has been keeping urging, coordinating and cooperating with COPC to perform thorough investigations to find oil spill points and to cut off the sources of the oil spills. The financial impact of the oil spill incidents is subject to the causes of the incidents and the liabilities related which have not been determined.

21.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts or the joint arrangement and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada and Singapore.

The following table presents revenue, profit and assets information for the Group’s operating segments.

	Independent operations Six months ended 30 June		Production sharing contracts/ Other joint arrangements Six months ended 30 June		Trading business Six months ended 30 June		Corporate Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
				(Unaudited				(Unaudited				(Unaudited
	(Unaudited)	(Unaudited)	(Unaudited)	and Restated)	(Unaudited)	(Unaudited)	(Unaudited)	and Restated)	(Unaudited)	(Unaudited)	(Unaudited)	and Restated)
Segment revenue
Sales to external customers:
Oil and gas sales	56,731	39,443	40,299	27,460	–	–	–	–	–	–	97,030	66,903
Marketing revenues	–	–	–	–	27,110	14,941	–	–	–	–	27,110	14,941
Intersegment revenues	–	–	10,114	8,394	–	–	–	–	(10,114)	(8,394)	–	–
Other income	149	36	223	303	–	–	56	230	–	–	428	569

Total	56,880	39,479	50,636	36,157	27,110	14,941	56	230	(10,114)	(8,394)	124,568	82,413

Segment results
Profit before tax	30,188	21,268	31,035	21,352	84	111	883	117	(10,114)	(8,394)	52,076	34,454
Profit for the period	30,188	21,268	31,035	21,352	84	111	(11,850)	(8,349)	(10,114)	(8,394)	39,343	25,988

	Independent operations		Production sharing contracts/Other joint arrangements		Trading business		Corporate		Eliminations		Consolidated
	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
	(Unaudited)	(Audited)	(Unaudited)	(Audited and Restated)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited and Restated)
Other segment information
Segment assets	93,525	93,405	179,244	161,921	3,470	3,160	86,188	59,944	–	–	362,427	318,430

22.	SUBSEQUENT EVENT

On 20 July 2011, the Company entered into an Arrangement Agreement, through its indirect wholly-owned subsidiary, CNOOC Luxembourg S.à r.l, to acquire OPTI Canada Inc (“OPTI”) with a total consideration of approximately US$2.1 billion, which includes an aggregate cash consideration of US$1.25 billion payable to the holders of the OPTI shares (US$34 million) and the Second Lien Noteholders (US$1.216 billion). In addition, due to a change in control of OPTI as a result of the transaction, OPTI will be required to offer to repay the holders of its outstanding First Lien Notes (US$825 million in principal amount) pursuant to the indentures governing the First Lien Notes.

The transaction is subject to approvals by the Second Lien Noteholders at a special meeting that is expected to be held in September 2011. Completion of the acquisition is also conditional on, amongst others, all necessary government and regulatory approvals by relevant authorities in Canada and the People’s Republic of China, and Canadian court approval. The transaction is expected to be completed in the fourth quarter of 2011. Upon completion of the transaction, OPTI will become an indirect wholly-owned subsidiary of the Company. It is expected that the OPTI shares will be delisted from the Toronto Stock Exchange on or prior to the completion of the transaction.

23.	COMPARATIVE AMOUNTS

Certain comparative amounts have been adjusted to conform to the current period’s presentation. In addition, due to the adoption of the new and revised IFRSs/HKFRSs during the current period, certain comparative amounts were restated accordingly (note 2).

24.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2011 were approved and authorised for issue by the Board on 24 August 2011.

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of
CNOOC Limited
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the accompanying interim condensed financial statements set out on pages 9 to 40 which comprises the interim condensed consolidated statement of financial position of CNOOC Limited (“the Company”) and its subsidiaries (collectively as the “Group”) as of 30 June 2011 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Ernst & Young
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
24 August 2011

OTHER INFORMATION

DIRECTORS’ INTERESTS

As at 30 June 2011, the interests of the Directors and the Chief Executives of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Listing Rules comprised only the personal interests in options to subscribe for shares of the Company referred to below.

During the six months ended 30 June 2011, the following persons had the following personal interests in options to subscribe for shares of the Company granted under the share option schemes of the Company:

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Executive Directors
Yang Hua	1,150,000	–	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,150,000	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,150,000	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Wu Guangqi	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,857,000	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Non-executive Directors
Fu Chengyu***	1,750,000	–	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,750,000	–	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,150,000	–	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	2,500,000	–	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	3,500,000	–	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	3,850,000	–	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	4,041,000	–	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	4,041,000	–	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	4,041,000	–	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,100,000	–	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Zhou Shouwei	1,400,000	–	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,750,000	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,750,000	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,750,000	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	2,450,000	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	2,700,000	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	2,835,000	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	2,835,000	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,800,000	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Wu Zhenfang	800,000	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,800,000	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Independent Non-executive Directors
Chiu Sung Hong	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Other Employees
In aggregate	3,250,000	–	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	9,300,000	11,050,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	10,649,966	11,799,966	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	17,649,934	20,149,934	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	27,230,000	30,730,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	40,370,000	44,220,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	47,848,000	51,889,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	61,032,000	63,966,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	76,226,000	78,167,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	92,335,000	92,263,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50 percent of the share options granted are vested 18 months after the date of grant, the remaining 50 percent are vested 30 months after the date of grant.

***
Mr. Fu Chengyu resigned as Chairman of the Board and Non-executive Director of the Company with effect from 15 April 2011. Information on Mr. Fu’s share options outstanding at the end of the period is included in the category of “Other employees”.

During the six months ended 30 June 2011, no share options granted under the share option schemes of the Company were exercised.

All the interests stated above represent long positions. As at 30 June 2011, no short positions were recorded in the register of directors’ and chief executives’ interests and short positions required to be kept under section 352 of the SFO.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2011.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2011, the following companies had the interests (as defined in the SFO) in the Company set opposite their respective names below:

		Ordinary shares held	Percentage of total issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.41%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.41%
(iii)	CNOOC	28,772,727,273	64.41%

CNOOC (BVI) Limited is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, the interests of CNOOC (BVI) Limited are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2011, no short positions were recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2011 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee of the Board.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the six months ended 30 June 2011.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of Listing Rules throughout the six months ended 30 June 2011, except for the deviations from the code provisions (“Code Provision”) A.4.1 only. The following summarises the requirement under the relevant Code Provisions and the Company’s reasons for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Non-executive Directors and Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2011, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN CHAIRMAN AND NON-EXECUTIVE DIRECTORS

During the six months ended 30 June 2011, there were changes in chairman and non-executive directors.

On 15 April 2011, Mr. Fu Chengyu resigned as the Chairman of the Board and Non-executive Director of the Company and Mr. Wang Yilin was appointed as the Chairman of Board and Non-executive Director of the Company with effect from the same day.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the 2010 Annual Report of the Company are set out below:

Name of Director	Details of Changes

Yang Hua	Resigned as President of CNOOC China Limited on 12 July 2011

Li Fanrong	Appointed as President of CNOOC China Limited on 12 July 2011

Lawrence J. Lau	Appointed as an Non-Executive Director of Semiconductor Manufacturing International Corporation on 30 June 2011

Edgar W. K. Cheng	Appointed as an external director of the China State Development Investment Corporation in March 2011
Appointed as a member of the Hospital Governing Committee of the Prince of Wales Hospital in April 2011

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2010, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 7 September 2011 to 14 September 2011 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 6 September 2011. The interim dividend will be paid on or around 30 September 2011 to those shareholders on the register of members on 14 September 2011 (the “Record Date”).

Withholding and payment of enterprise income tax for non-resident enterprises in respect of 2011 Interim Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2011 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2011 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2011 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:00 p.m. on 6 September 2011.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Jiang Yongzhi Joint Company Secretary

Hong Kong, 24 August 2011

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2010 Annual Report on Form 20-F filed on 29 April 2011. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 13 July 2011 (the “Announcement”). Terms defined in the Announcement shall, unless the context otherwise requires, bear the same meaning herein.

On 2 September 2011 (after trading hours), the State Oceanic Administration of the People’s Republic of China (the “SOA”) announced, through SOA’s official website, that ConocoPhillips China Inc. (the “COPC”) has neither completely screened out the risk of oil spillage nor completely sealed the sources of oil spillage at the Penglai (PL) 19-3 oil field.  The SOA has ordered COPC, the Operator of the PL 19-3 oil field, to suspend water injection, drilling and oil and gas production operations at the entire PL 19-3 oil field (the “Three Suspensions”). The SOA also ordered COPC to continue screening out the risk of oil spillage and sealing the sources of oil spillage and to complete the clean up work in connection with the oil spillage in a timely manner. In addition, the SOA ordered COPC to recompose the Oceanic Environmental Impact Assessment (the “EIA”) for the development of the PL 19-3 oil field and, upon further approval of the EIA, to resume gradually operations at the PL 19-3 oil field. According to the SOA’s announcement, the Operator must revise the Overall Development Plan (the “ODP”) for the PL 19-3 oil field, and the Three Suspensions will only be lifted after the approval of the ODP by relevant authorities.

The SOA also announced that, according to the analysis of the Joint Investigation Team (the “JIT”), the JIT had determined that the oil spill incident at PL19-3 oil field is clarified as an accident involving liabilities as COPC did not fulfil its duties as a reasonable and prudent operator. The SOA will, on behalf of the State, make claims against COPC for the damage to the marine environment caused by the oil spill accident at the PL 19-3 oil field in accordance with the Marine Environment Protection Law of the People's Republic of China.

The PL19-3 oil field is an oil field operated under a Production Sharing Contract (the “PSC”). COPC is the Operator and responsible for the management of daily operations. The Company holds 51% of the participating interest during the development and production phase under the PSC.

1

The operations of Platforms B and C of PL19-3 oil field were suspended on 13 July 2011 as required by the SOA. As a result, the Company’s net production has been reduced by approximately 22,000 barrels per day. The suspension of operations of the entire PL19-3 oil field will further reduce the Company’s net production by approximately 40,000 barrels per day.

The Company will continue to closely monitor the situation and issue further announcements as and when required under the Listing Rules.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 4 September 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang

2

Exhibit 99.3

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

SOA Announced its Decisions on PL19-3 Oil Spill Incident

(Hong Kong, September 4, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK:0883) noticed that on September 2, 2011 State Oceanic Administration of People’s Republic of China（"SOA"） announced,  through SOA’s official website, that ConocoPhillips China Inc ("COPC")，as the Operator of Penglai (PL) 19-3 oil field, has neither completely screened out the oil spill risks nor completely sealed the sources of oil spillage . The SOA also announced that, according to the analysis of the Joint Investigation Team (“JIT”), the JIT had determined that the oil spill incident at PL19-3 oil field is clarified as an accident involving liabilities as COPC did not fulfill its duties as a reasonable and prudent operator.

SOA has ordered COPC to suspend water injection, drilling and oil and gas production operations (the “Three Suspensions”) at the entire PL19-3 oil field, and to take effective measures to continue screening out the potential oil spill risks, seal all sources of oil spillage and complete the cleanup work in a timely manner. In addition, as announced by the SOA, it has ordered COPC to recompose the Oceanic Environmental Impact Assessment (the “EIA”) for the development of PL19-3 oil field and upon further approval on the EIA to resume the operations gradually, and further ordered that COPC must revise the Overall Development Plan (the “ODP”) and the “Three Suspensions” will only be lifted after the approval on the ODP.

In addition, the SOA also announced it will, on behalf of State, make claims against COPC for the damage to the marine environment caused by PL19-3 oil spill accident in accordance with Marine Environment Protection Law of the People's Republic of China. Currently, the relevant preparation work is underway.

We fully respect the decisions made by SOA. As the non-operator, the Company will continue to assist COPC to execute SOA’s decisions and to inform the public of the work progress as well as to welcome the supervision from the public.

PL19-3 is an oil field operated under a Production Sharing Contract (“PSC”).

COPC is the Operator and responsible for the management of daily operations. CNOOC Limited holds 51% of participating interest during the development and production phase under the PSC.

The operations of Platforms B and C of PL19-3 oil field were already suspended on July 13 as required by the SOA. As a result, the Company’s net production has been reduced by approximately 22,000 barrels per day. The suspension of operations of the entire PL19-3 oil field will further reduce the Company's net production by approximately 40,000 barrels per day.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited

Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com